UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

30 July 2025

Quarterly Activities Report

June 2025

North American Lithium (NAL) delivers record quarterly production of 58,533 dmt.
Québec, Canada
•	Ore mined of 361,883 wet metric tonnes (wmt) was 12% higher quarter on quarter (QoQ) meeting strong demand from the mill.

•	Process plant utilisation at 93% was a new record following continued incremental improvements.

•	Lithium recovery for the quarter was also a record at 73%, up 4% on the back of excellent operating performance from mill operations.

•	Improved underlying operating metrics delivered record spodumene production of 58,533 dry metric tonnes (dmt), up 35% QoQ at an average grade of 5.2% (Li₂O).

•
Spodumene sales were 66,980 dmt for the June 2025 quarter reflecting prior guidance that sales volumes for H2FY25 would be skewed 70% to the June quarter to capture higher forward sales prices compared to spot market prices.

•
The average realised selling price (FOB) decreased by 8% to $1,054/dmt (4% decrease to US$682/dmt) versus the prior quarter, despite lithium index prices falling 15-20% QoQ and higher sales into the international lithium market resulting in higher seaborne freight charges.

•	NAL revenue of $71 million[1] reflected higher sales volumes partially offset by lower average realised selling prices.

•	Unit operating costs (FOB, per tonne sold) for NAL decreased 10% QoQ to $1,232/dmt. Unit operating costs in USD terms decreased by 5% to US$791/dmt. Unit cost of production fell to US$737/dmt.
•
On a full year basis, concentrate sales were up 32% and unit operating cost sold (FOB) was down 9%, which was offset by average realised selling price (FOB) being down 16% due to weak market price conditions.

•	All FY25 guidance metrics have been successfully achieved.

Corporate
•
Subject to shareholder approval by both Sayona shareholders and Piedmont Lithium stockholders, the proposed merger of the two companies is targeted to complete on 12 August 2025. The Sayona Extraordinary General Meeting (EGM) will occur on 31 July 2025.

•
The balance of cash and cash equivalents at the end of the June 2025 quarter was $72.3 million, a $16.6 million decrease from the equivalent balance of $88.9 million at 31 March 2025. Cash decreased due to a $12 million loss from NAL operations offset by JV partner contributions of $8 million, $5 million loss from Group operations, $4 million of NAL sustaining capital expenditure, and $4 million of merger transaction costs. The Company continues to drive disciplined spending practices to reduce cash costs.

•	FY26 guidance will be provided with the FY25 Full Year Results in late August 2025.

1 All references to currency are Australian dollars (A$) unless otherwise noted.

1	Quarterly Activities Report June 2025

Management Commentary

Improved safety performance, record production, lower costs, and a transformational merger set the stage for Sayona’s next growth chapter.

The June 2025 quarter marked a significant step forward for Sayona, with North American Lithium delivering record-breaking operational results that highlight the momentum and resilience of our team and operations. Spodumene concentrate production hit a new high of 58,533 dmt - up 35% quarter-on-quarter while mill utilisation and lithium recovery both set new benchmarks at 93% and 73%, respectively. These impressive results reflect the cumulative benefits of ongoing process improvements and disciplined execution across the site.

Sales totalled 66,980 dmt for the quarter, in line with our strategy to skew shipments to Q4FY25 to deliver against stronger forward pricing. Despite a softer spot pricing environment related to market conditions, our realised average selling price of $1,054/dmt (FOB) significantly outperformed lithium price index benchmarks, demonstrating the effectiveness of our forward sales strategy. Importantly, unit operating costs fell 10% to $1,232/dmt (US$791/dmt), while the unit cost of production decreased to US$737/dmt, highlighting the operating leverage from increased throughput and efficiency initiatives.

The record performance at NAL capped off a year of 31% growth in annual production and a 9% reduction in unit costs compared to FY24. While realised prices declined due to weak market conditions, we are encouraged by the recent uptick in lithium index pricing, which has improved by over US$150/t since quarter-end.

On the ESG front, we continued to progress studies supporting the permitting of NAL expansion. Our TRIFR improved further this quarter, bolstered by strong hazard reporting and consistent field leadership, with no lost time injuries recorded in either May or June 2025 — the best safety performance since the September 2024 quarter.
Exploration efforts transitioned from drilling to evaluation and planning, following the completion of more than 129,000 metres of drilling at NAL and Moblan during CY2024. Updated Mineral Resource Estimates are expected by the end of August 2025. In Western Australia, we made encouraging progress at Mt Edon and the Pilbara tenements, including a new research collaboration to investigate rubidium extraction and refinement.

Finally, we are rapidly advancing our proposed merger with Piedmont Lithium to form Elevra Lithium. With all regulatory approvals now secured and shareholder meetings scheduled for 31 July, we continue to work towards the completion of the transaction in early August 2025. The merged business will emerge as a premier North American lithium producer with global scale, a balanced leadership team, and a strong foundation for long-term shareholder value creation.

Mr Lucas Dow
Managing Director and CEO

2	Quarterly Activities Report June 2025

Operational and Financial Performance

Unit		Q4 FY25	Q3 FY25	QoQ variance	YTD FY25	YTD FY24	YTD variance
North American Lithium[2]
Ore mined	wmt	361,883	322,407	12%	1,294,972	1,131,667	14%
Recovery	%	73	69	4%	69	64	5%
Concentrate produced	dmt	58,533	43,261	35%	204,858	155,822	31%
Concentrate grade produced	%	5.2	5.2	-	5.3	5.4	(0.1%)
Concentrate sold	dmt	66,980	27,030	148%	209,038	157,937	32%
Average realised selling price (FOB)[3]	$/dmt	1,054	1,142	(8%)	1,069	1,272	(16%)
Revenue	$M	71	31	129%	223	201	11%
Unit operating cost sold (FOB)[4]	$/dmt	1,232	1,374	(10%)	1,290	1,417	(9%)
Group [2]
Cash Balance	$M	72	89	(19%)	72	91	(20%)
AUD : CAD		$0.8864	0.9004	2%	0.9034	0.8882	(2%)

Health and Safety

The Total Recordable Injury Frequency Rate (TRIFR) decreased further during the June 2025 quarter, primarily due to significant efforts in hazard and incident prevention. No lost time injuries occurred in either May or June 2025 marking the best safety performance since the September 2024 quarter.

We have continued to focus on lead indicators including increased reporting of hazardous conditions/near-miss incidents and improved commentary on work cards during the quarter. There has been a material effort and leadership of in-field activities ensuring we rigorously carry out planned prevention activities.

We have further work to do, however, we are encouraged by the improvements we have made to date and we will continue to build from this foundation.
ESG and Community Engagement

During the June 2025 quarter, Sayona initiated several studies that are required to support permit applications relating to a potential expansion of the NAL operations.

The NAL Monitoring Committee met on 22 May 2025. During this session, a groundwater specialist presented the findings of hydrogeological studies conducted by the Société de l'eau souterraine Abitibi-Témiscamingue, along with other environmental organisations, regarding the NAL operations. The meeting also discussed the operational, health and safety, environmental, and community results for the operations over the January to March 2025 quarter.

The tender process for baseline studies at Moblan continued during the quarter.

Studies underway to support permitting of NAL expansion.

[2]	All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.
[3]	Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
[4]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

3	Quarterly Activities Report June 2025

North American Lithium

Mining

Ore mined of 361,883 wmt with increased focus on ore availability to meet high mill utilisation and production rates.

Mine operations during the June 2025 quarter focused on ore production to ensure sufficient feedstock to the mill.

Total material movement (inclusive of ore mining and waste volumes) decreased slightly taking advantage of an operational decision to leave uncovered ore in the pit during the March 2025 quarter to avoid additional costs from ROM material rehandling. Additionally, less waste was mined during the quarter due to a wider, more consistent ore zone than has been encountered in recent quarters which reduced the strip ratio.

The feed grade of ore delivered to the ROM stockpile averaged 1.17% Li2O for the June 2025 quarter, which was slightly above the previous quarter.

Mining operations across Phases 2 and 3 are becoming more consistent as full benches are developed across areas that were previously hilly and difficult to access during early mining operations.

Production

Record production of 58,533 dmt (up 35% QoQ) of spodumene concentrate at an average grade of 5.2% Li2O for the quarter reflects strong performance of both mine and mill operations.

The mill processed 357,290 tonnes of ore (up 24% QoQ)
at an average feed grade of 1.18% Li2O.

Over the June 2025 quarter, mill utilisation was a record 93% with limited scheduled maintenance over the period and minimal unplanned downtime.

The Li2O recovery for the June 2025 quarter was a record 73%, 4 percent higher than the March 2025 quarter, with excellent operational process discipline, effective use of magnetic separators and on-going improvement in the float circuit.

The cumulative impact of the strong operational parameters resulted in all three months production exceeding 19kt and May 2025 setting a new NAL record of 19,895 tonnes.

This strong performance reflects many incremental changes the operational team have successfully implemented across the mine, crushing and processing components of the site.

4	Quarterly Activities Report June 2025

Figure 1: NAL Global Recovery and Mill Utilisation

Figure 2: NAL Concentrate Production and Unit Operating Costs Sold (FOB)
5	Quarterly Activities Report June 2025

Sales

NAL revenue was $71 million for the June 2025 quarter, which reflected planned higher sales volumes partially offset by lower average realised selling prices.

Revenue of $71 million is the second highest quarterly revenue achieved by NAL since shipments began in 2023 and was driven by a 148% QoQ increase in spodumene concentrate tonnes sold by NAL. Shipments were deliberately scheduled for the June 2025 quarter to take advantage of higher prices for international lithium market sales through forward sales arrangements.

The higher sales volumes were partially offset by an 8% decrease in average realised selling prices to $1,054/dmt (4% decrease in USD terms to US$682/dmt) compared to the previous quarter.  However, this significantly outperformed spot price movements over the June 2025 quarter which were down 15-20% QoQ.  Lithium index prices have rallied by over US$150/t since the end of the June 2025 quarter.

Realised pricing was negatively impacted by seaborne freight charges on approximately two thirds of sales volumes delivered into international markets during the quarter, compared to the March 2025 quarter which incurred no seaborne freight charges on cargos exclusively delivered into the Piedmont offtake agreement.

Total spodumene concentrate sold during the June 2025 quarter was 66,980 dry metric tonnes. Two marine cargoes departed port during the quarter for sale to both Piedmont Lithium and international markets.
During the June 2025 quarter the Company made limited additions to its forward sales program due to the decline in the forward curve for lithium products. The forward curve has partially recovered since the end of the quarter.

A total of 25,221 tonnes of spodumene concentrate finished goods was stockpiled at NAL, in transit or at the Port of Québec as at 30 June 2025
Costs

Unit operating costs (FOB) for NAL decreased 10% Quarter on Quarter to $1,232/dmt sold reflecting higher production and operating efficiencies.

Unit operating costs in USD terms decreased by 5% to US$791/dmt sold. Total ore mining and waste stripping costs remained flat QoQ with a 12% increase in tonnes of ore mined. Total material moved decreased by 3% QoQ due to lower waste stripped and mined.

Ore processing expenditure for the June 2025 quarter remained flat QoQ despite the 35% increase in concentrate production volume. This strong result reflects ongoing process improvements and efficiencies.

In-pit and ROM inventory at the end of the June 2025 quarter was slightly higher than the prior quarter while finished goods inventory decreased QoQ with record volumes sold during the quarter.

Unit operating costs per tonne produced (FOB) decreased over the quarter to US$737/dmt.

6	Quarterly Activities Report June 2025

Exploration
Québec, Canada
North American Lithium/Moblan
Following the significant success of drilling during CY2023 and CY2024, field exploration work at both NAL and Moblan has ceased. The final set of drilling results from Moblan have now been reported5.

Current activities are focussed on evaluation of drilling results and reviewing Resources and Reserves at both projects.  Updates for both projects are expected prior to full year reporting at the end of August 2025.

Western Australia, Australia
Morella Lithium Joint Venture Project
Sayona has a 49% equity in the Morella Lithium Joint Venture, which holds lithium rights in the Pilbara and South Murchison regions. The joint venture is managed by Morella Corporation Limited (ASX: 1MC).

At Mt Edon in the South Murchison, work followed up December 2024 drilling which identified significant pegmatite hosted rubidium mineralisation.  Assays up to 0.59% Rb2O and 0.63% Li2O were identified at the Sophie Pegmatite with broad zones up to 74m thick recorded along a ~600m strike extent.  Further development drilling is planned with potential to lead to a maiden mineral resource.

To help guide project development, a formal research agreement has been entered into with Edith Cowan University to characterise the Mt Edon rubidium mineralisation.  The Stage 1 study will use drill samples to identify optimal steps in the direct extraction and purification of a rubidium end product.

In the Pilbara JV area, exploration work included follow up of promising soil geochemical results at the West Wodgina lease.  At Mallina, a ground gravity geophysical survey is scheduled to commence in July 2025 to help in the search for additional gabbro hosted spodumene pegmatite systems. Further mapping and geochemical sampling is also planned in other tenement areas to assess targets for potential maiden drill testing.

Tabba Tabba Project

Sayona holds a 100% interest in lithium rights over E45/2364 which is located directly south and along strike from the Wildcat Resources' (ASX: WC8) Tabba Tabba lithium deposit.

Results of recent drilling in the northern portion of E45/2364 have continued to outline areas for further follow up drill testing.  While drilling to date has not yielded significant lithium assay results, geochemical and geological data has enhanced the understanding of the tenement’s potential both in the north of the tenement and along a six-kilometre strike of the Western Gabbro Corridor, located south along strike of the Wildcat lithium resource.

Mapping and further identification of pegmatites along the Western Gabbro trend during the June 2025 quarter highlights the area’s high potential for further discoveries. The trend will be a focus in the planned future fieldwork.
Pilbara Lithium and Gold Projects

At Sayona’s 100% Pilbara project area work included assessment of drill results at the Tabba Tabba project and field review of regional geochemical results at the Deep Well area.  The Pilbara projects are prospective for lithium pegmatite mineralisation and, at the Mt Dove and Deep Well areas, for intrusion hosted gold mineralisation in a style similar to the nearby Hemi gold deposit.

5 See ASX announcement on 15 July 2025.

7	Quarterly Activities Report June 2025

Corporate

Merger with Piedmont Lithium

During the December 2024 quarter, Sayona Mining Limited and Piedmont Lithium Inc. announced the signing of a definitive merger agreement to combine the two companies to create a leading lithium business.

Under the terms of the agreement, Sayona will become the ultimate parent entity of the merged group, which will maintain a primary listing on the ASX and a secondary listing on the NASDAQ (the Transaction).

The Transaction will result in an approximate 50% / 50% equity holding of shareholders of Sayona and Piedmont Lithium (on an undiluted basis) in the merged business immediately following the closing of the Transaction.

During the June quarter, the remainder of the required regulatory approvals were received and regulatory filings completed such that the merger will be put to shareholder/stockholder meetings of both Sayona and Piedmont Lithium on 31 July 2025.

As detailed in the Notice of Meeting dated 20 June 2025, the Extraordinary General Meeting (EGM) of Sayona shareholders will seek, amongst other things, approval of:

•	The Transaction;

•
The conditional placement of Sayona shares to Resource Capital Fund VIII, L.P. to raise approximately $69 million (~US$45M, before costs) at $0.032 per Sayona share (subject to completion of the Transaction);

•	The consolidation of Sayona shares through the conversion of every 150 Sayona shares held by a Sayona shareholder into 1 Sayona share; and

•	The change of name of the Company to Elevra Lithium.

As announced on 23 July, 2025 the consolidation of Sayona shares (subject to shareholder approval at the EGM) is now expected to be undertaken after completion of both the merger and RCF capital raise.  The current timetable expects the consolidation effective date to commence on 1 September and be completed by 11 September 20256.

6 See ASX announcement on 23 July 2025.

8	Quarterly Activities Report June 2025

Cash
Cash and cash equivalents decreased by $16.6 million to end the June 2025 quarter at a balance of $72.3 million.

The Group’s cash balance at 30 June 2025 was $72.3 million, a decrease of $16.6 million versus the prior quarter. Cash decreased during the June 2025 quarter due to a $12 million loss from operations at NAL, offset by JV partner contributions of $8 million, $5 million loss from Group operations, and $4 million of capital expenditure related to various NAL sustaining capital projects. The Group also paid $4 million of merger transaction costs during the June 2025 quarter.

The NAL loss from operations of $12 million was higher than the prior quarter, despite a 148% increase in sales volumes and a 10% reduction in unit operating costs (per tonne sold). Despite an 8% decline in average realised selling prices, Sayona’s price realisations outperformed spot prices demonstrating the effectiveness of our forward sales strategy.

9	Quarterly Activities Report June 2025

Capital Structure

At 30 June 2025, the Company had the following capital structure:

•	11,543,296,014 ordinary fully paid shares;
•	2,234,482 unquoted options expiring on 28 November 2025; and
•	280,457,240 unquoted performance rights (expiring various dates).

Announcement authorised for release by Mr Lucas Dow, Managing Director and CEO of Sayona Mining Limited.

For more information, please contact:

Andrew Barber
Director of Investor Relations

Email:  ir@sayonamining.com.au
Phone:  +61 7 3369 7058

10	Quarterly Activities Report June 2025

Information

The following information applies to this report:

•	All references to dollars and cents are Australian currency, unless otherwise stated.
•	Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Sayona Mining Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX: SYA; OTCQB: SYAXF) with projects in Québec, Canada and Western Australia, Australia.

In Québec, Sayona’s assets include North American Lithium, the Authier Lithium Project and its Tansim Lithium Project, which are supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% interest in the Moblan Lithium Project in northern Québec.

In Western Australia, Sayona holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. The Company is exploring for Hemi‐style gold targets in the world‐class Pilbara region, while a portion of its key lithium projects are subject to a joint venture with Morella Corporation Limited.

For more information, please visit us at sayonamining.com.au

11	Quarterly Activities Report June 2025

Appendix

	Unit	Q4 FY24	Q1 FY25	Q2 FY25	Q3 FY25	Q4 FY25
Physicals[7]
Ore mined	wmt	233,699	240,274	370,409	322,407	361,883
Ore crushed	wmt	312,296	361,859	342,752	292,962	379,353
Ore processed	dmt	304,299	358,535	342,855	287,782	357,290
Concentrate produced	dmt	49,660	52,141	50,922	43,261	58,533
Concentrate sold	dmt	27,729	48,992	66,035	27,030	66,980

Unit Metrics
Average realised selling price (FOB)[8]	A$/dmt	885	1,067	1,054	1,142	1,054
Average realised selling price (FOB)[8]	US$/dmt	604	711	686	710	682
Unit operating cost sold (FOB)[9]	A$/dmt	1,506	1,335	1,280	1,374	1,232
Unit operating cost sold (FOB)[9]	US$/dmt	996	894	837	830	791

Production Variables
Mill utilisation	%	83%	91%	90%	80%	93%
Recovery	%	68%	67%	68%	69%	73%
Concentrate grade produced	%	5.3%	5.3%	5.3%	5.2%	5.2%

[7]	All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.
[8]	Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
[9]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

12	Quarterly Activities Report June 2025

SAYONA

Sayona Mining Limited | Level 28, 10 Eagle Street, Brisbane QLD 4000
+61 7 3369 7058 | info@sayonamining.com.au | ASX: SYA | ACN 091 951 978

sayonamining.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: July 31, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel